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STUDIO LEGALE
WHITE & CASE
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03032663

October 10, 2003

File Number 82-5126

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") and hereby transmit to you the following documentation and information required to be submitted pursuant to the Rule.

A. English versions of the following press releases and communications:

1. Modification of the share capital of the company, dated May 14, 2003;
2. Modification of the percentages of ordinary shares subject to the shareholder agreement, dated July 4, 2003;
3. Acquisition of a controlling stake in *Cassa di Risparmio della Spezia*, dated July 17, 2003;
4. Extension of the term of the shareholders agreement, dated July 23, 2003;
5. Agreement with the *Fondazione Cassa di Risparmio della Spezia* entered into in connection with the acquisition of a controlling stake in *Cassa di Risparmio della Spezia*, dated July 25, 2003;
6. Consolidated half-year report, dated September 12, 2003.

B. English summary of:

1. Communication regarding the purchase of shares of the Company by *Mr.Carlo Sacchi*, dated July 8, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,

James A. Gerard

JAG:jag

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.

BANCA CR FIRENZE

Modification of the Company Share Capital

The Board of Directors on April 14, 2003 resolved to increase without consideration the Company share capital to Euro 619,824,804.09.
In accordance with the special proxy received on 27 March, 2000, the Board allocated 1,175,544 new shares - with a face value of Euro 0.57 - to the Company's employees (stock granting plan). The by-laws has been amended accordingly.
The new share capital has been duly registered today.

	PRESENT SHARE CAPITAL			**PREVIOUS SHARE CAPITAL**		
	Italia Lira	*Number of shares*	*Face value*	*Italia Lira*	*Number of shares*	*Face value*
Total *of which*	619,824,804.09	1,087,411,937	0.57	619,154,744.01	1,086,236,393	0.57
Ordinari Shares *(start of dividend intitlement: 01 Jan 2000) Coupon nr. 3*	619,154,744.01	1,086,236,393	0.57	619,154,744.01	1,086,236,393	0.57
Ordinary shares *(start of dividend intitlement: 01 Jan 2001) Coupon nr. 2*	670,060.08	1,175,544	0.57	----	----	----

Florence, May 14, 2003

ENTE CASSA DI RISPARMIO DI FIRENZE

ANNOUNCEMENT PURSUANT TO ART. 131, SECTION 2 OF THE REGULATIONS APPROVED WITH CONSOB RULING OF 14 MAY 1999 NO. 11971 AND SUCCESSIVE AMENDMENTS

With reference to the shareholders' agreement concerning the Cassa di Risparmio di Firenze S.p.A ordinary shares, changes in the proportion of shares conferred to the abovementioned agreement to total share capital are set out in the table below.

Contracting party	No. of ordinary shares subject to agreement	Current proportion of share capital, consisting of 1,087,411,937 ordinary shares	Previous proportion of share capital, consisting of 1,086,236,393 ordinary shares
Ente Cassa di Risparmio di Firenze	234,042,968	21.523%	21.546%
SANPAOLO IMI S.p.A.	159,574,751	14.675%	14.691%
BNP Paribas S.A.	74,468,217	6.848%	6.856%
Total	**468,085,936**	**43.046%**	**43.092%**

Contracting party	No. of ordinary shares subject to agreement (all shares held, currently:)	Current proportion of share capital, consisting of 1,087,411,937 ordinary shares	Previous proportion of share capital, consisting of 1,086,236,393 ordinary shares
Ente Cassa di Risparmio di Firenze	454,026,608	41.753%	41.798%
Fondazione Cassa di Risparmio di Pistoia e Pescia	42,050,703	3.867%	3.871%
Total	**496,077,311**	**45.620%**	**45.669%**

Florence, 4 July 2003

A. 3

BANCA
CR FIRENZE

BANCA CR FIRENZE ACQUIRES CONTROL OF CASSA DI RISPARMIO DELLA SPEZIA

Today Banca CR Firenze has signed a contract with Banca Intesa and Fondazione Cassa di Risparmio della Spezia to acquire 68.09% of the homonymous bank's share capital.

This acquisition implements the strategic design of mergers that has involved retail regional banks active in geographical areas close to that of Banca CR Firenze.

The contract envisages acquisition of 58,95% of the share capital of the holding company Carinord2, to be followed by a corporate action – in conjunction with Banca Carige SpA and concerning Carinord2 – that will enable Banca CR Firenze to become the owner of 68.09% of the share capital of Cassa di Risparmio della Spezia, currently controlled by Carinord2.

Settlement of the transaction will take the form of payment to Banca Intesa and to Fondazione Cassa di Risparmio della Spezia of two separate amounts, relating to the stakes of 29.87% and 38.22% respectively owned by the two entities in CR La Spezia via Carinord2.

For the first of these, Banca Intesa will receive € 69 million, whilst for the second Fondazione CR La Spezia will receive Euro 162.2 million of which Euro 80 million will be reinvested entirely in Banca CR Firenze shares – at a price of not less than Euro 1.45 per share[1] – made available according to an approach to be defined later on by Banca CR Firenze. It is worth mentioning that part of the total amount paid, Euro 3.6 million, relates to the liquidity already held by Carinord2. Banca CR Firenze will also transfer Euro 10.3 million to Banca Carige as part of Carinord2 fanout.

The contract also envisages a put option for Fondazione Cassa di Risparmio della Spezia for the remaining 31.91% of directly owned share capital. The strike price of the option, which can be exercised as from January 1st 2006 through to 2016, also in several instalments, shall be the higher one of the two: a) 1.15x current book value b) the bank's fair value

Following acquisition of control, Banca CR Firenze will appoint the majority of members of the Board of Directors and Executive Committee, as well as the General Manager.

The agreements contemplate CR La Spezia's entry into the Banca CR Firenze Group and preparation of a business plan that will focus on improvement of profitability via (a) distribution of Group products, (b) development and rationalisation of sales outlets, and (c) achievement of economies of scale and enhancement of operational efficiency.

---

[1] Fondazione will pay less than Euro 1.45 if the average stock price of Banca CR Firenze - during the 60 days prior the meeting of the Board of Directors of Banca CR Firenze that will file the proposal for the increase of share capital, is below €0,85. In that case Fondazione will pay Euro 1,45 less the difference between Euro 0,85 and the average stock price.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA
CR FIRENZE

Fast-track progress will therefore be made, in parallel with development plans, to centralise a number of activities, headed by planning and risk management, auditing, accounting, finance, and asset management.
The same business plan will outline the policy for lending development and the guidelines for territorial expansion necessary to assure a significant presence also in neighbouring provinces and areas, with the possibility of the parent company spinning off some bank branches to CR La Spezia.

Florence, 17 Luglio 2003

Cassa di Risparmio di La Spezia – ***Key highlights (31 December 2002)***

- 61 bank branches with a 40% market share in the province of La Spezia and an 8.2% share in the province of Massa
- 560 employees

– Book value:	€ 159 million		
– Tier 1 ratio	14%		
– Total assets:	€ 1,715 million		
– Total financial assets:	€ 2,853 million		
	of which:	*Direct deposits*	*€ 1,394 million*
		Indirect deposits	*€ 1,459 million (AUM € 848 million)*
– Customer loans:	€ 865 million		
	Net NPLs ratio 3.40%		

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

A.4

ENTE CASSA DI RISPARMIO DI FIRENZE SANPAOLO IMI S.P.A. BNP PARIBAS S.A.

PRESS RELEASE PURSUANT TO ART. 131 OF THE REGULATIONS APPROVED WITH CONSOB RULING OF 14 MAY 1999 NO. 11971 AND SUCCESSIVE AMENDMENTS

With reference to the syndication agreement concerning Cassa di Risparmio di Firenze S.p.A. ordinary shares signed on 15 November 1999 and deposited with the Florence Company Register on 26 July 2000, and published in summary form in the 27 July 2002 edition of *Milano Finanza*, with an original duration of three years starting from the listing of Cassa di Risparmio di Firenze, i.e. until 17 July 2003, and extended by the contracting parties to 13 January 2004 through the stipulation of an act of addendum on 14 January 2003 deposited with the Florence Company Register on 28 January 2003, the contracting parties Ente Cassa di Risparmio di Firenze, SANPAOLO IMI S.p.A., and BNP Paribas S.A.

ANNOUNCE

that on 14 July 2003 they signed an act extending the duration of the syndication agreement to 13 January 2005, also committing themselves to a decision on whether to renew it within six months before the new expiration date, while at the same time maintaining their commitment to negotiate in good faith to reach an agreement to renew the syndication agreement.

The extension act will be deposited with the Florence Company Register in accordance with law. The updated summary of the syndication agreement will be available for public view in the section of the CONSOB website (www.consob.it) dedicated to the company and at the company head offices.

A.5

Summary pursuant to art. 122 of Italian legislative decree 24/02/1998, no. 58

1 Premise and transaction description

On 16 July 2003, Banca Intesa S.p.A., Fondazione Cassa di Risparmio della Spezia (hereafter also "Fondazione") and Fondazione Cassa di Risparmio di Carrara on the one side as the selling parties, and Cassa di Risparmio di Firenze S.p.A. (hereafter also "CR Firenze") and Banca CARIGE S.p.A. on the other side as the buying parties, have signed a series of contracts by which - through the holding Carinord 2 S.p.A. - CR Firenze will acquire a controlling stake in Cassa di Risparmio della Spezia S.p.A. and Banca CARIGE S.p.A. in Cassa di Risparmio di Carrara S.p.A.

The contracts, which will not become effective unless they receive the necessary authorizations in accordance with law, include an Investment Agreement (hereafter "the Agreement") signed between CR Firenze and the Fondazione laying down the terms according to which Fondazione will re-invest in CR Firenze shares €80 million of the total approx. price of €162 million (hereafter "the Price") that Fondazione will receive from CR Firenze for the sale of 31.83% of the share capital in Carinord 2 (hereafter "the buy/sell transaction").

Though agreeing that the Agreement cannot be qualified as an agreement subject to the provisions of article 122 of Italian Legislative Decree 24 February 1998 no. 58 in view of the provision's legally binding nature and the consequences if it is not respected, CR Firenze and Fondazione have agreed that it is appropriate to fulfill its requirements in any case.

2 Contents of the Agreement

According to the Agreement, Fondazione invests €80 million (less deductions for expenses and accessory commissions) in CR Firenze shares. For this purpose the CR Firenze Board of Directors will call an Extraordinary Shareholders Meeting within 120 days of the date the buy/sell transaction is executed, proposing the deliberation of a capital increase reserved to Fondazione.

The price for underwriting the shares will be determined on the basis of the average CR Firenze share price in the 60 days before the Board of Directors Meeting to approve the capital increase proposal to the Shareholders' Meeting. If the average price is between €0.85 and €1.44, the underwriting price will be the greater of €1.45 and the average plus 25%. If the average is less than €0.85, the underwriting price will be €1.45 less the difference between €0.85 and the average. If the average is higher than €1.44, the underwriting price will be the greater of €1.80 and the average plus 5%.

The number of shares will be determined by the ratio of the size of the increase to the underwriting price. In case CR Firenze does not agree, the number of shares, however, may not exceed 5% of CR Firenze share capital after the capital increase (if necessary, in order to respect the 5% limit, both the amount of the capital increase and, consequently, the investment by Fondazione will be proportionally reduced).

Should CR Firenze not go ahead with the reserved capital increase, Fondazione will still be committed to investing in CR Firenze shares including through market

purchase, rather than through the issue of new shares, in which case similar provisions to the ones described above particularly in reference to the share acquisition price itself and the 5% limit will apply.

In addition, according to the Agreement, CR Firenze will do everything possible to support a candidate designated by Fondazione for a seat on the Board of Directors; should this event not occur, the mechanism for determining the Price may be subject to review.

The Agreement also contains similar provisions in relation to the nomination of candidates designated by Fondazione for seats on the Board of Directors of several CR Firenze subsidiaries.

The Agreement will not become effective until the buy/sell transaction is executed and the necessary authorizations for the Fondazione are obtained by 31 December 2004.

A.6

BANCA CR FIRENZE

Press release

CONSOLIDATED HALF-YEAR REPORT APPROVED

- **CONSOLIDATED NET INCOME** UP BY **6.2% (BANCA CR FIRENZE +15.35)**
- **REVENUE FROM SERVICES** OF **€ 185.9** MILLION **(+14.6%)**
- **OPERATING RESULT** RISES TO **€ 168.6** MILLION **(+12.7%)**
- **ASSET UNDER MANAGEMENT +4.6%**

Today the Board of Directors of Banca CR Firenze Spa, chaired by Aureliano Benedetti, approved the consolidated Half-Yearly Report to 30 June 2003 as presented by the General Manager, Lino Moscatelli.

With regard to the changes that took place to the **Group's scope of consolidation** during the first half of 2003, following the increase in the stake held in Cassa di Risparmio di Mirandola from 60.9% to 99.9%, a pro-forma income statement as of 30th June 2002 has been prepared for a meaningful and consistent comparison of the figures; this statement will form the basis of our comments on the changes.

The Banca CR Firenze Group closed the first six months of the year with **earnings of €46.1 million**, an **increase of 6.2%;** the **Parent company Banca CR Firenze** contributed to this result recording an operating result €140.6 million (**+5.8%**) and **net income** of €68.5 million, which **represented an increase of 15.3%.**

The **interest margin** amounted to **€303.1 million** (+3.4%), whilst the **total income from banking activities** recorded **growth of 5.5%,** totaling €504.7 million. A major contribution to this result was provided by **revenue from services** which amounted to €185.9 million, **showing growth of 14.6%**. An item worthy of special mention was **net commissions and other net income** with **growth of 5.5%**, rising from €158.9 to €167.7 million.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

In line with the budget forecast and the 2003-05 Business Plan, administrative expenses grew slightly (**+2.1%**), totaling €304.7 million; **operating profit** accordingly comes out at €168.6 million, reflecting growth of **12.7 %** with respect to the previous fiscal year.

The combined total of **provisions for and adjustments to loans** has grown (+23.3%) as a result of the prudential criteria adopted, in particular, by the Parent company. Moreover, the quality of our customer loans portfolio (€12,728 million, an increase of 4%) remains high, with a **ratio of net non-performing loans / net loans stable at 1.07%**. The corresponding **coverage ratio** rose from 54.4% to **55.5%**.

Total financial assets rose to more than €27,000 million with a good recovery from **asset under management (+4.6%).** Under this item, **excellent performances were recorded for discretionary accounts,** where the **increase was of more than 16%**, and **insurance products (+8.8%** to €1,936 million), bearing witness to the positive response of clients to the appeal of higher added-value products.

Florence, 12th September 2003

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

CONSOLIDATED BALANCE SHEET

(Euro mln)

ASSETS	30 June 2003	31 December 2002	Change	30 June 2002
Cash and cash on deposit with central banks and post offices	**108.1**	**128.2**	**-15.7%**	**125.4**
Credits	**13,967.1**	**13,416.3**	**4.1%**	**12,892.5**
Amounts due from banks	1,239.1	1,182.9	4.8%	791.3
Customer loans	12,728.0	12,233.4	4.0%	12,101.2
Bonds and other debt securities	**1,684.6**	**1,518.8**	**10.9%**	**1,661.6**
Assets	**948.5**	**1,136.9**	**-16.6%**	**1,194.6**
Locked-up bonds	163.5	376.4	-56.6%	377.3
Shareholdings	398.7	372.4	7.1%	410.1
Intangible assets	59.1	53.2	11.1%	58.7
Property and equipment	327.2	334.9	-2.3%	348.5
Goodwill arising on consolidation and on equity-valued holdings	**177.4**	**138.1**	**28.5%**	**148.0**
Other	**1,079.4**	**1,301.9**	**-17.1%**	**1,085.9**
TOTAL ASSETS	**17,965.1**	**17,640.2**	**1.8%**	**17,108.0**

LIABILITIES	30 June 2003	31 December 2002	Var. %	30-Jun-02
Debts	**14,316.4**	**13,979.6**	**2.4%**	**13,540.5**
Amounts due to banks	2,310.8	2,378.6	-2.9%	2,341.8
Customer deposits & Third-party funds under administration	7,864.6	7,786.8	1.0%	7,336.1
Debt securities issued	4,141.0	3,814.2	8.6%	3,862.7
Provisions	**510.1**	**544.4**	**-6.3%**	**473.8**
Provisions for risks and charges	323.3	371.6	-13.0%	307.9
Staff severance indemnity provision	155.4	146.7	5.9%	145.5
Provisions for loan losses	31.4	26.1	20.3%	20.5
Other liabilities	**1,218.4**	**1,229.4**	**-0.9%**	**1,303.3**
Subordinated debt	**804.2**	**739.2**	**8.8%**	**686.6**
Minority interests	**143.1**	**168.8**	**-15.2%**	**161.6**
reserve for general bkg risks and revaluation reserves)	**972.9**	**978.8**	**-0.6%**	**942.1**
TOTAL LIABILITIES	**17,965.1**	**17,640.2**	**1.8%**	**17,108.0**

GARANZIE	30 June 2003	31 December 2002	Var. %	30-Jun-02
Guarantees issued	**650.6**	**619.5**	5.0%	**605.3**
of which				
acceptances	11.9	11.6		15.8
other guarantees	638.7	607.9		589.5
Commitments	**766.0**	**402.2**	90.4%	**1,456.8**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED BALANCE SHEET
(Euro mln)

PROFIT & LOSS ACCOUNT	30 June 2003	30 June 2002PF	Change	31 December 2002
Interest margin	**303.1**	**293.1**	**3.4%**	**588.4**
dividends	9.0	16.7	-46.1%	46.8
Net commissions	120.3	110.9	8.5%	230.2
Net other income	47.4	48.0	-1.3%	93.4
Trading	18.2	3.3	451.5%	8.4
Profit of companies valued on equity method	6.7	6.2	8.1%	15.0
Total income	**504.7**	**478.2**	**5.5%**	**982.2**
Administrative expenses	-304.7	-298.5	2.1%	-593.8
(a) personnel expense	*-190.6*	*-184.3*	3.4%	*-370.1*
(b) other administrative expenses	*-114.1*	*-114.2*	-0.1%	*-223.7*
Value adjustments to intangible assets, properties and equipment	-31.4	-30.1	4.3%	-65.3
Operating income	**168.6**	**149.6**	**12.7%**	**323.1**
Goodwill amortization	-13.1	-14.0	-6.4%	-20.9
Credit risks provisions	-53.4	-43.3	23.3%	-97.1
Income before exceptionals	**102.1**	**92.3**	**10.6%**	**205.1**
Exceptionals	2.7	1.3	107.7%	-4.6
Income before taxes	**104.8**	**93.6**	**12.0%**	**200.5**
Income taxes	-51.6	-43.7	18.1%	-103.9
Minorities	-7.1	-6.5	9.2%	-14.0
NET INCOME	**46.1**	**43.4**	**6.2%**	**82.6**

TOTAL FINANCIAL ASSETS
(Euro mln)

	30 June 2003	31 December 2002	Change
Direct funding	**12,809.8**	**12,340.2**	**3.8%**
Indirect funding	**14,202.5**	**13,956.2**	**1.8%**
Assets under custody	5,628.6	5,758.0	-2.2%
Assets under management	8,573.9	8,198.2	4.6%
GPI (discretional accounts)	2,268.0	1,948.4	16.4%
Mutual funds	4,370.0	4,471.1	-2.3%
Insurance products	1,935.9	1,778.7	8.8%
TOTAL FINANCIAL ASSETS	**27,012.3**	**26,296.4**	**2.7%**

B. I

Communication Summary

Florence, July 8, 2003

Mr. Carlo Sacchi, member of the accounting department of *Cassa di Risparmio di Firenze*, has purchased on the market 50.000 ordinary shares of *Cassa di Risparmio di Firenze* for a price ranging from €1,0973 to €1,0977 per share.

The total value of the purchase is €54,877.00